1201 Winterson Road Linthicum, Maryland 21090 www.ciena.com	James E. Moylan, Jr. Sr. Vice President and CFO Direct Dial : 410-981-7495 Fax : 410-865-8901 E-mail: jmoylan@ciena.com
July 17, 2009
(Sent via Facsimile 202.772.9210 and Edgar)
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, DC 20549

Re:	Ciena Corporation Form 10-K for Fiscal Year Ended October 31, 2008 Filed December 23, 2008; Form 10-Q for the Quarterly Periods ended January 31, 2009 and April 30, 2009 File No. 000-21969
Dear Mr. Spirgel:
          This letter is in response to the Staff’s comment letter dated June 24, 2009, with respect to the above referenced Form 10-K for the fiscal year ended October 31, 2008 and Forms 10-Q for the quarterly periods ended January 31, 2009 and April 30, 2009 filed by Ciena Corporation (the “Company” or “Ciena”). Below are Ciena’s responses to the Staff’s comments. For the convenience of the Staff, we have set out each of the Staff’s comments in italics immediately preceding Ciena’s corresponding response.
Form 10-K for the Fiscal Year Ended October 31, 2008
Backlog and Seasonality, page 10
1.	We note your disclosure herein regarding cancelable customer orders. We further note on page seven that your customers include the U.S. Government whose contracts typically include provisions involving contract (order) terminations for its convenience. Tell us whether your cancelable orders or arrangements do not provide indemnification or contain terms which are not customary. Otherwise you should disclose the funded and unfunded values of backlog orders that are otherwise considered firm by suppliers and contractors similar to you. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
          Ciena confirms that cancelable orders placed with it relating to U.S. Government end users do not provide indemnification protecting Ciena for cancelled orders and do not otherwise contain commercial terms that are not customary for sales in this customer market. Ciena is not a government contractor in the traditional sense and its sales to U.S. Government end users have represented only a small portion of its revenue in recent years. Ciena has typically effected its sales to U.S. Government end users indirectly via third party prime contractors or similar intermediary suppliers. As such, in most cases, Ciena does not have a direct contractual relationship with the U.S. Government end user. Contractual terms, including the U.S. Government’s ability to terminate contracts or orders for convenience, are typically flowed down to Ciena through the prime contractor. Because of the limited nature of Ciena’s sales to U.S. Government end users, Ciena does not believe that providing funded versus unfunded values of backlog orders would be meaningful to investors.
Patents, Trademarks and Other Intellectual Property Rights, Page 11
2.	In future filings, disclose the duration of your existing patents and other intellectual property. See Item 101(c)(1)(iv) of Regulation S-K.
          Ciena confirms that, commencing with its Form 10-K for the fiscal year ending October 31, 2009, it will include in Item 1, “Business,” the requested information relating to the duration of its existing patents and other intellectual property that it deems material in accordance with Item 101(c)(1)(iv) of Regulation S-K.
Management’s Discussion and Analysis..., page 28
3.	We note your reference to “customer-specific challenges” on page 28. In future filings please discuss more specifically the nature of these challenges, the customers they involve and provide additional analysis regarding their impact on your business.
          Ciena’s reference to “customer-specific challenges” in the “Management’s Discussion and Analysis” was in connection with a broader discussion of the effect of worsening macroeconomic conditions on Ciena’s business and was intended to convey the corresponding effect of these adverse market conditions on the businesses of certain customers and their level of capital spending. Ciena confirms that, to the extent that it refers to “customer-specific challenges” in describing any material effect on its business or results of operations in Management’s Discussion and Analysis in future filings, it will provide additional information and analysis with respect to such challenges and their impact on its business.
4.	We note that AT&T and BT each represented more than 10% of your revenue in 2008. Please revise your management’s discussion and analysis in future filings to discuss the material terms of your contracts with your more than 10% customers. In your response, provide your analysis of why you are not required to file your agreements

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
with AT&T and BT as material contracts pursuant to Item 601(b)(10) of Regulation S-K.
          Like many communications equipment vendors, Ciena historically has experienced some concentration of its revenue among large service provider customers. Any dependence by Ciena upon one or more of these large service providers, their identity and the percentage of revenue attributable to them, has varied considerably from period to period. By way of example, BT was not a 10% customer of Ciena in either fiscal 2006 or fiscal 2007. Similarly, two other customers representing 10% or more of revenue during fiscal 2006 or fiscal 2007 did not achieve such level in fiscal 2008.
          Ciena advises the Staff that its contracts with AT&T and BT are general framework agreements entered into in the ordinary course of its business. These contracts do not obligate either AT&T or BT to purchase, or Ciena to sell, any minimum or specific amounts of equipment or services. Rather, these contracts specify the general commercial terms upon which any equipment and services purchased by these customers would be provided. AT&T and BT use purchase orders, each of which functions as a separate and distinct contract governed by its terms and those of the applicable framework contract, to indicate the amount of equipment and services that they wish to purchase at any given time.
          Ciena considers the framework contracts with AT&T and BT to be of the sort that ordinarily accompany its business. Moreover, Ciena is not substantially dependent upon any single contract with either customer. As such, Ciena submits that it is not required to file these contracts as material contracts pursuant to Item 601(b)(10) of Regulation S-K and, for such reason, Ciena has not discussed the contract terms in its “Management’s Discussion and Analysis” section.
Critical Accounting Policies and Estimates, page 43
Revenue Recognition, page 43
5.	Per your disclosure on page 18, we note that you rely upon third party service partners for the installation of your equipment in some large network builds which often include complex customization, installation and testing. Citing your basis in the accounting literature, tell us how you recognize revenues from such projects.
          In addition to its own internal resources, at times Ciena utilizes the services of third party service partners to perform the installation, “turn-up”, testing and related services for its equipment (the “installation services”). While each customer’s network configuration and the corresponding cabling and equipment connections may differ, neither Ciena nor its third party service partners perform any “complex customization” or other modification of Ciena’s hardware or software following manufacture of the product.

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
          Ciena offers, and customers can purchase, varying levels of installation services, none of which involve “complex customization.” Historically, Ciena’s projects involving installation services have been characterized by the following:
a.	Ciena’s products are fully functional and can perform to specifications prior to shipment. Installation services do not involve the building of complex interfaces, writing of additional code or significant alteration of the features or functionality of the product. The performance of installation services does not give rise to, or expand upon, the functionality of Ciena’s products.

b.	Ciena’s performance of installation services is short in duration, generally ranging from two to eight weeks

c.	Installation services are not required to be purchased from Ciena. These services may and have been performed by customers and are available for purchase through other vendors.

d.	Performance of installation services regularly requires customer participation and/or customer-provided information.

e.	Upon completion of installation services, whether by Ciena or a third party service partner acting on its behalf, the customer provides a form of written acceptance.
          Ciena informs the Staff that, with respect to the risk factor on page 18 referenced in the Staff’s comment, Ciena will, in future filings, clarify the scope of its service partners’ role and activities by revising the language and will eliminate the reference to performance of any “complex customization.”
          Based on its assessment of the considerations above, and, notwithstanding its use of third parties to perform installation services on its behalf, Ciena recognizes revenue for such projects in accordance with the terms of its existing customer arrangement and the accounting principles and literature set forth in “Critical Accounting Policies and Estimates – Revenue Recognition” on ppg. 43-44 of Ciena’s Form 10-K for fiscal 2008. Ciena recognizes installation services revenue only when performance of such services has been completed and accepted by the customer. All costs and installation service revenues are reported as deferred items on the balance sheet until that time.
6.	Additionally, tell us how you recognize revenues from inventories shipped directly by third party manufacturers to customers as also described on page 18. Refer to your basis in the accounting literature.
          Ciena uses third party manufacturers to “drop ship” Ciena products directly to its customers solely to facilitate its logistics and to reduce product delivery lead times – not to alter its timing or approach with regard to revenue recognition. These manufacturers are not resellers or distributors of Ciena’s products. Ciena does not sell its products to third party manufacturers, and it retains title and risk of loss to its finished goods located at the manufacturer sites. Accordingly, Ciena does not recognize revenue upon its shipment of products, inventory or components to its third party manufacturers. In addition, Ciena’s third

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
party manufacturers do not have contractual privity with Ciena’s customers. All sales of Ciena’s products are governed by the terms – including transfer of title and risk of loss, acceptance and other commercial terms – of the applicable contract between Ciena and its customer, regardless of whether the Ciena products are shipped to the customer by Ciena or by one of its third party manufacturers. Accordingly, Ciena recognizes revenue in accordance with the terms of the applicable customer arrangement and the accounting principles and literature set forth in “Critical Accounting Policies and Estimates – Revenue Recognition” on ppg. 43-44 of Ciena’s Form 10-K for fiscal 2008. These accounting principles are applied whether Ciena or a third party contract manufacturer ships Ciena products to a customer.
Goodwill, pages 45-56
7.	We note that when you performed your annual goodwill impairment test, the resultant fair value of your single reporting unit would have been less than its carrying amount, if it were not for the control premium. Since the fair value of your reporting unit, which was based on your market capitalization, had declined since fiscal 2007 at a point when it had significantly exceeded the carrying amount, tell us your consideration of other valuation approaches to corroborate your assessment. In your correspondence dated February 26, 2004, you stated that you utilize a third party valuation firm who “considered several approaches as well as factors such as the Company’s customers, contracts, product backlog, team and technology as well as the industry and market.” Additionally, tell us why you concluded that a 25% control premium continued to be appropriate based on “market comparables, forecast assumptions and industry considerations” in place at that time.
          Because Ciena has one operating segment and one reporting unit, it determined that its actively traded stock price, plus an estimated control premium that a market participant would pay to gain control of Ciena, provided the best estimate of fair value. This approach is consistent with paragraph 23 of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which indicates that “quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for measurement, if available.” In light of its single reporting unit and the “best evidence of fair value” acknowledged by paragraph 23, Ciena did not utilize other valuation approaches in determining its fair value as described in “Critical Accounting Policies and Estimates — Goodwill” on ppg. 45-46 of its Form 10-K for fiscal 2008.
          Ciena determined its market capitalization by multiplying the shares outstanding on the assessment date by the average market price of Ciena’s common stock over the 10-trading day periods before and after the annual assessment date of September 30, 2008. Ciena used this 20-day duration to consider inherent market fluctuations that might have affected any individual daily closing price. Ciena believed that its market capitalization alone did not fully capture the fair value of its business as a whole, or the substantial value that an acquirer would obtain from its ability to control Ciena’s business and to set policies, direct operations and make decisions related to the enterprise. As such, Ciena applied a control premium to its market capitalization. Ciena’s use of a control premium was consistent with paragraph 23 of

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
SFAS 142, which acknowledges that “substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity” and, therefore, “an acquiring entity often is willing to pay more for equity securities that give it a controlling interest.” Thus, this approach appropriately enabled the fair value measurement to reflect the ability of a potential acquirer to generate significant synergies, achieve economies of scale and eliminate duplicate overhead and resources. As was the case, and as further acknowledged by paragraph 23 of SFAS 142, the application of a control premium may cause the fair value of a reporting unit to exceed its market capitalization.
          In determining fair value, Ciena applied a 25% control premium to its market capitalization as of the assessment date. Use of a control premium at this level was based on industry and market considerations, including a review of premiums paid for precedent transactions involving targets similar to Ciena as well as transactions in the broader telecommunications industry. To assist in determining a reasonable control premium, Ciena utilized a report dated October 2008, prepared for Ciena by a third-party valuation company, which contained: (i) an analysis of comparable precedent transactions involving targets similar to Ciena; and (ii) an analysis of additional control premium studies and data for recent precedent transactions for industry groupings of communications and telecommunications equipment providers as well as other domestic and international transactions generally. Ciena also had this third party valuation firm perform an analysis of possible control premiums based upon potential strategic buyers for Ciena. This report supported the application of a 25% control premium and, based on management’s assessment of this information, Ciena also determined that this control premium was appropriate. But for the inclusion of a control premium greater than 12% in its fiscal 2008 annual assessment, Ciena’s carrying value would have exceeded fair value, requiring a Step 2 analysis.
Unaudited Quarterly Results of Operations, page 50
8.	It is unclear to us why your gross margin declined during your fourth fiscal quarter. Although you provided an explanation for the revenue decline elsewhere in your filing, you did not address the related gross margin. Please advise.
          Gross margin was 45.2% for the fourth fiscal quarter of 2008, 49.6% for the third quarter of fiscal 2008 and 50.5% for the fourth quarter of fiscal 2007. While the fourth quarter resulted in a slight decline in quarterly gross margin from these prior quarterly periods, results for the fourth quarter were in line with Ciena’s guidance for the fourth quarter previously disclosed to investors. Moreover, in spite of the slight decline in quarterly results, gross margin for fiscal 2008 was 50.0%, up from 46.5% in fiscal 2007.
          Ciena did not include additional commentary around quarterly gross margin in its “Management’s Discussion and Analysis” because Ciena did not view it as material to investors, particularly in light of the significant decline in revenue and operating income during the quarter and the substantial effect on its business of worsening macroeconomic and market conditions globally. Specifically, had gross margin remained static from its level achieved in the fourth quarter of fiscal 2007, Ciena would have achieved an additional $8.8

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
million of gross profit during its fourth quarter of fiscal 2008. Meanwhile, the declines in quarterly revenue and operating income from the fourth quarter of fiscal 2007 to the fourth quarter of fiscal 2008 were $36.5 million and $57.6 million, respectively. Similarly, the sequential decline in quarterly revenue and operating income from the third to the fourth quarter of fiscal 2008 were $73.9 million and $45.4 million, respectively.
          Notwithstanding the foregoing, Ciena advises the Staff that the decline in gross margin during the fourth quarter of fiscal 2008 was related to a less favorable product mix, including a lower concentration of core optical switching products during the quarter, as well as proportionately higher provisions for excess and obsolete inventory and for warranty than incurred in the same period in fiscal 2007 and the third quarter of fiscal 2008.
Segment Reporting, Page 62
9.	We note your statements herein that “Ciena has one business activity, and there are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated level. Accordingly, Ciena considers its business to be in a single reportable segment.” However, on your web site at http://www.ciena.com/corporate/corpinfo_bio.htm, you identified certain Vice Presidents who appeared to function as segment managers for product-based, as well as geographic business units. If you do not consider them as segment managers, tell us why. Also tell us whether your chief operating decision maker has access or reviews the reports provided to these Vice Presidents.
          As discussed more fully in Ciena’s response to the Staff’s comment #10 below, based on its organization, management and operations, and how operating results are regularly reviewed by Ciena’s chief operating decision maker (“CODM”) for purposes of assessing performance and allocating resources, management has concluded that Ciena operates in one operating segment for purposes of reporting under Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). As discussed below, management has similarly concluded that the vice presidents referred to in the Staff’s comment above are not segment managers for purposes of SFAS 131.
          Paragraph 14 of SFAS 131 acknowledges that “[t]he term segment manager identifies a function, not necessarily a manager with a specific title.” Although certain vice presidents are identified on Ciena’s website, and their respective titles may lead one to believe that they hold broad management responsibilities of a particular geographic or product-based function (such persons, the “Vice Presidents”), Ciena does not consider these Vice Presidents to be segment managers based on the following factors, which include factors specifically noted in paragraphs 10-15 of SFAS 131:
a.	Ciena’s organizational reporting structure. None of the Vice Presidents listed on the website report to or are directly accountable to Ciena’s Chief Executive Officer, who serves as Ciena’s CODM for purposes of SFAS 131. In each case,

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
there is an intervening level of management with each Vice President reporting instead directly to an individual senior vice president with functional oversight and accountability. The individual Vice Presidents report directly into the following Ciena functional heads
•	Sr. Vice President, Chief Operating Officer

•	Sr. Vice President, Chief Financial Officer

•	Sr. Vice President, Chief Technology Officer

•	Sr. Vice President, Global Field Operations (Sales)
These senior vice presidents above, together with the following employees, are the only individuals reporting directly to Ciena’s Chief Executive Officer:
•	Sr. Vice President, General Counsel

•	Sr. Vice President, Chief Human Resources Officer

•	Sr. Vice President, Strategic Planning

•	Sr. Vice President, Business Development
Each of the senior vice presidents identified above represent and are accountable for a specific function. These individuals do not oversee a unique operating segment of Ciena, as contemplated by paragraph 10 of SFAS 131.
b.	Contact between Vice Presidents and the CODM. As a result of the reporting structure described above in which none of the Vice Presidents identified on the website report directly to Ciena’s CODM, the level of contact between the CODM and such Vice Presidents is generally intermittent or ad hoc. As such, the level of contact maintained with the CODM is not the type of regular contact or regular consideration of operating activities, results, forecasts or plans that would be expected of a unique operating segment and required to enable decision-making with regard to allocation of resources.

c.	Limited management responsibilities and functions reporting to Vice Presidents. The Vice Presidents have responsibilities that are limited to specific areas and do not have management responsibility across a significant scope or variety of critical functional areas within the Company sufficient to give rise to segment management. For example, no Vice President has oversight of, or accountability for, a comprehensive set of functions necessary for the development, manufacture, marketing, sale and support for Ciena’s products. Moreover, the Vice Presidents are not solely responsible for, nor do they have exclusive management oversight of, all of the operations or personnel located within any specific geography or associated with any particular product line. As a result, and as further discussed in Ciena’s response to the Staff’s comment # 10 below, the Vice Presidents do not have responsibility for the profit or loss of any particular product grouping or geographic region.

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
By way of example, Vice Presidents with “product-based” titles solely manage engineering resources related to certain research and development projects or functions. They do not manage or have responsibility for the marketing, sale, manufacturing, servicing and supporting or other administrative functions related to the product.
Similarly, because personnel located in certain geographic regions are generally concentrated around specific functions — in particular sales or engineering — Vice Presidents with “geographic-based” titles directly manage a more discrete set of functions, rather than all activities within a particular region. In many cases, the critical business functions identified above remain centralized and do not exist in particular geographic regions.
          Because of the organizational, management and operational characteristics above, Ciena’s CODM does not have access to or regularly review the reports provided to the Vice Presidents. See Ciena’s response to the Staff’s comment #10 below for additional information regarding those operating results that are regularly reviewed by Ciena’s CODM to make decisions about allocation of resources and assessment of performance.
10.	In order that we may better understand your basis for concluding that you only have one operating/reportable segment, please provide us with a complete set of reports regularly reviewed by your chief operating decision maker (CODM). Please tell us your consideration for the guidance in paragraphs 10 through 15 of SFAS 131. Further please identify your CODM for us. If you have more than one CODM, please identify for us who your chief operating decision makers are with specific reference to paragraph 12 of SFAS 131. Further, tell us in detail what you believe constitutes being “regularly reviewed” under paragraph 10 b. of SFAS 131.
          Based on Ciena’s organization and operations, and how operating results are regularly reviewed by the CODM for purposes of assessing performance and allocating resources, management has concluded that Ciena operates in one operating segment for purposes of reporting under SFAS 131. Applying the guidance in SFAS 131, paragraphs 10-15, Ciena has one principal business which is the provision of communications networking solutions – consisting of equipment, software and services – that support the transport, switching, aggregation and management of voice, video and data traffic.
          Under paragraph 14, “[g]enerally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the [CODM] to discuss operating activities, financial results, forecasts or plans for the segment.” As set forth on page 62 of Ciena’s Form 10-K for fiscal 2008, Ciena’s sole CODM is its Chief Executive Officer. In accordance with paragraph 12 of SFAS 131, Ciena’s Chief Executive Officer has exclusive and plenary authority for the function of allocating resources to and assessing the performance of Ciena’s single operating segment.

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
          As described in Ciena’s response to the Staff’s comment #9 above, Ciena’s operating management structure is primarily organized along functional lines (i.e., research and development, sales and marketing, general and administrative). That is, the following persons are the only employees that report directly to Ciena’s Chief Executive Officer:
•	Sr. Vice President, Chief Operating Officer

•	Sr. Vice President, Chief Financial Officer

•	Sr. Vice President, Chief Technology Officer

•	Sr. Vice President, Global Field Operations (Sales)

•	Sr. Vice President, General Counsel

•	Sr. Vice President, Chief Human Resources Officer

•	Sr. Vice President, Strategic Planning

•	Sr. Vice President, Business Development
These individuals are the only individuals directly accountable to, and maintaining regular contact with, the CODM as contemplated in paragraph 14. These individuals represent and are accountable for a specific function and do not oversee a unique operating segment of Ciena, as contemplated by paragraph 10 of SFAS 131.
          As defined by paragraph 10 of SFAS 131, an operating segment is a component of an enterprise:
a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.
          Ciena’s CODM regularly reviews a monthly reporting package containing financial information regarding the operations of the Company. A copy of a complete set of the monthly reporting package regularly reviewed by Ciena’s CODM (as prepared November 1, 2008) has been provided to the Staff, under separate cover, as supplemental information pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended. This report includes consolidated financial data and key metrics at the enterprise level such as a balance sheet, statement of operations (GAAP and non-GAAP), statement of cash flow, and detailed information relating to inventory, capital and leasehold purchases and headcount. This consolidated data includes actual results for the period as well as a variance analysis to internal budgets, estimates or forecasts. Ciena considers the consolidated operating results contained in the monthly financial reporting package, supplementally provided to the Staff, to be the only operating results of the type covered by paragraph 10(b) of SFAS 131.

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
          The CODM regularly reviews these results of operations in the reporting package at the operating income level of Ciena on a consolidated basis in making decisions with regard to allocating resources and in assessing the performance of the Company. Ciena’s allocation of resources and assessment of performance is completed on a global basis, by the functional areas described above. Ciena’s CODM allocates resources to sales and marketing, research and development, and general and administrative functions globally, not by geography or product offering. This approach to allocation of resources reflects the operational and management realities of Ciena’s function-based approach and the organizational structure, each as described in Ciena’s response to that Staff’s comment #9 above. By way of example, Ciena’s global sales force focuses its efforts on Ciena’s entire portfolio of networking solutions, rather than any particular product grouping, and it collaborates across geographic boundaries to target and service multi-national accounts. Similarly, Ciena’s research and development strategy has been to embrace technology convergence and opportunities to consolidate multiple technologies and functionalities across Ciena’s product platforms. As such, Ciena’s engineering resources are allocated based upon development projects rather than product lines or geography.
          The monthly reporting package provided to the CODM also includes additional information regarding revenue and direct gross margin for the period presented by product line, major customer account and geographic region. This additional information reflects only revenue from, and direct costs of sale incurred by, these activities, and there is no discrete financial performance or measure at a lower level than revenue and direct gross margin. This additional data does not reflect operating expense, profitability, assets, liabilities or cash flow. As described in Ciena’s response to the Staff’s comment #9 above, this lack of availability of meaningful discrete financial information at this level is due in part because certain critical business functions are either centralized or otherwise not present or accountable to a particular geographic or product-based function. Selling and marketing and research and development expense, which are only evaluated in the monthly reporting package on a consolidated basis, represented greater than 36% of fiscal 2008 revenue and, thus, are critical for purposes of any assessment of profitability and operating performance. As such, the additional revenue and margin data provided to the CODM yields an incomplete picture and such data is therefore not useful to the CODM as a basis for allocation of resources as contemplated by paragraph 10(b) of SFAS 131. Accordingly, the portions of the monthly reporting package that contain additional information regarding revenue and gross margin by product line, major customer account and geographic region do not meet the criteria in 10(b) because management does not use this information to allocate resources.
          Based on the organizational, management and operational factors described above, as well as the consideration by Ciena’s CODM of only those measures of profitability, operating expense, assets, liabilities and cash flow at the consolidated level for purposes of allocating resources, Ciena only has one reportable segment pursuant to paragraph 10 of SFAS 131.
          Ciena believes that “regular review,” as described by paragraph 10(b) of SFAS 131, is dependent upon the nature of the information being reviewed, the frequency and

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
recurrence of such review, and the actual purpose and utility of such review. Paragraph 10(b) of SFAS 131 is limited to “operating results [that] are regularly reviewed by the enterprise’s [CODM] to make decisions about resources to be allocated to the segment and assess its performance.” Ciena interprets “regular review” to mean the recurring review of the same or similar presentation of operating results by its CODM on a monthly or more frequent basis for the purpose of assessing performance and allocating resources.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 22
11.	We note that in determining the base salary and the size of the equity awards for each named executive officer the compensation committee considered, among other factors, Mr. Smith’s assessment of the executive’s performance, the executives’ perceived importance to the company’s future and the risk that the executive would leave the company if not appropriately compensated. In future filings please analyze in more detail how the committee’s consideration of these individual performance, subjective and other mentioned factors resulted in the actual compensation awarded to each of your named executive officers. See Item 401(b)(2)(vii) of Regulation S-K.
          As indicated in the Compensation Disclosure and Analysis (at ppg. 24-25 of Ciena’s proxy statement), because Ciena’s Chief Executive Officer works most closely with and directly supervises Ciena’s executive team, the Compensation Committee believes that he provides valuable insight to the Committee through his evaluations of the performance of the other Named Executive Officers. Accordingly, Ciena’s Chief Executive Officer provides the Compensation Committee with his assessment of each individual’s performance during the prior fiscal year, his or her success in executing against corporate and functional goals, his or her contribution during the fiscal year, and his or her importance and value to Ciena’s future success. He also provides the Compensation Committee with additional information regarding the effect of market forces, changes in strategy or priorities upon an individual’s performance, and any other specific challenges faced or overcome by each individual in his or her performance during the prior fiscal year. However, these performance evaluations are just one factor that the Compensation Committee considers in its determination of the compensation of the Named Executive Officers.
          In any given year, and for any particular Named Executive Officer, the Compensation Committee may consider a range of subjective or qualitative factors in making its compensation decisions. These may include, among other things, the importance of such individual to Ciena’s business strategy and objectives, differences in each individual’s tenure and experience, the particular nature of the function performed, the risk that such individual would leave Ciena if not appropriately compensated and motivated and the likely cost and difficulty that would be encountered in recruiting a replacement. Consideration of any particular factor may range from inapplicable to significant, depending upon the individual and period under consideration. The Compensation Committee does not assign relative weights or rankings to such factors and does not maintain a formula or other quantitative

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
mechanism that correlates the assessment of the relevant factors for such individual or fiscal year with the actual compensation awarded. Instead, meeting in executive session, the Compensation Committee relies upon its members’ knowledge and judgment in assessing the various qualitative and quantitative inputs it receives as to each individual and makes compensation decisions accordingly.
          Ciena confirms that, in future filings, it will present in appropriate detail the Compensation Committee’s consideration of any individual performance, subjective and other factors, including with respect to those factors included in the Chief Executive Officer’s assessment, where the assessment of such qualitative factors significantly affected the compensation components or level of compensation awarded to any named executive officer, where such disclosure is material to stockholders’ understanding of Ciena’s executive compensation policies or the Compensation Committee’s decisions.
Annual Cash Incentive Bonuses, page 26
12.	Please disclose how the non-GAAP performance measures under the annual cash incentive bonus plan and for performance-accelerated restricted stock units are calculated from your audited financial statements.
          As indicated in the Compensation Discussion and Analysis (at page 28 of Ciena’s proxy statement), the Compensation Committee conditioned its payment of quarterly cash incentive bonuses for fiscal 2008 upon the achievement of certain levels of targeted quarterly “as-adjusted” (non-GAAP) net profit before tax. Similarly, as indicated on page 31 of Ciena’s proxy statement, the Compensation Committee conditioned the acceleration of vesting of performance-accelerated restricted stock units (“PARS”) upon the achievement of targeted annual “as adjusted” (non-GAAP) net profit before tax. The applicable target levels for the performance measures used by the Compensation Committee for fiscal 2008 were disclosed in Ciena’s proxy statement. In addition, the Compensation Committee’s consideration of Ciena’s original fiscal 2008 operating plan in establishing the target levels, as well its consideration of subsequent events, including Ciena’s acquisition of World Wide Packets, Inc. in March 2008, in modifying these targets during fiscal 2008, are discussed fully in the Compensation Discussion and Analysis (at page 28 of Ciena’s proxy statement).
          For fiscal 2008, Ciena utilized quarterly and annual target levels of an “‘as-adjusted’ (non-GAAP) net profit before tax.” In the Compensation Discussion and Analysis (at page 28 of Ciena’s proxy statement), Ciena indicates that “[t]his performance objective gives effect to certain adjustments to our GAAP results, consistent with those reported in our quarterly earnings releases and such other adjustments, including the cost of the bonus payment.” As such, for fiscal 2008, the calculation and assessment of these quarterly and annual performance measures gave effect to, and were consistent with, the same adjustments reported in Ciena’s quarterly earnings releases during fiscal 2008. Consequently, Ciena’s stockholders are familiar with these adjustments as they are reported by Ciena. Each category or type of adjustment is described in the relevant fiscal quarter’s earnings release. The amount of such adjustment is also reconciled to Ciena’s quarterly GAAP results in the

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
relevant fiscal quarter’s earnings release. In addition to the adjustments described and quantified in Ciena’s quarterly earnings releases, as disclosed in the Compensation Discussion and Analysis (at page 28 of Ciena’s proxy statement), the Compensation Committee also excludes the quarterly cost of the bonus payment in establishing the goals and assessing the satisfaction of the target levels for these performance measures.
          While the Compensation Committee retains discretion to make other adjustments it considers equitable and necessary to reflect appropriate measures of operating performance and the goals of the bonus program, for fiscal 2008 the adjustments to quarterly GAAP results actually made in calculating any attainment of the applicable quarterly and annual performance measures were limited to those described above. No “other adjustments,” as such term is used on page 28 of Ciena’s proxy statement, were made by the Compensation Committee. Because the adjustments made were consistent with Ciena’s previously disclosed presentation of its operating results, and Ciena has disclosed the applicable performance measure as well as the range of possible and actual payments made, Ciena believes that providing additional quantitative detail in the Compensation Discussion and Analysis regarding this calculation is not material to stockholders’ understanding of Ciena’s executive compensation program.
           For purposes of clarity, in future filings, Ciena will not use the term “other adjustments” in describing the attainment of any performance measure under the cash incentive bonus plan or PARS, and will instead provide disclosure of the categories or types of adjustments that the Compensation Committee made during the fiscal year, with a clear statement that the actual calculation of such adjustments, as compared to Ciena’s GAAP results, can be found in its previously disclosed earnings results. To the extent that the Compensation Committee makes adjustments beyond those described in this response in assessing the attainment of any performance measure under the cash incentive bonus plan or PARS, Ciena will disclose such additional adjustments.
13.	We note that the award of Mr. Aquino’s annual cash incentive bonus award was based upon his achievement of certain performance goals. In future filings please also disclose the performance measures approved by the compensation committee. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/dvisions/corpfin/cfguidance.shtml.
          Ciena does not believe that disclosure of the performance target levels established for Mr. Aquino’s annual cash incentive bonus award is required and submits that this information may be appropriately omitted pursuant to Instruction 4 to Item 402(b) of

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
Regulation S-K. As described below, while these target levels are quantifiable, Ciena believes that their disclosure would result in competitive harm to Ciena and could adversely affect Ciena’s stockholders.
          Mr. Aquino is Ciena’s Sr. Vice President of Global Field Operations and is the global head of Ciena’s sales functions. With regard to cash compensation, Mr. Aquino receives a base salary and is eligible to receive sales incentive payments, paid quarterly, based upon his achievement of specific performance objectives approved by the Compensation Committee. These incentive payments are similar to, and intended to function like, commissions payable to Ciena’s sales force and are common among sales professionals generally. Ciena’s disclosure, in the “Executive Compensation Tables” and “Compensation Discussion and Analysis” sections of its proxy statement, sets out the range of potential bonus amounts payable to Mr. Aquino, as well as the amounts actually awarded during fiscal 2008.
          As stated in the Compensation Discussion and Analysis (at page 29 of Ciena’s proxy statement), the Compensation Committee conditioned half of Mr. Aquino’s fiscal 2008 sales incentive compensation upon the achievement of quarterly targets for total orders (the “orders targets”). These orders targets were intended to incentivize building a backlog of orders for Ciena’s products and services to support continued revenue growth. The other half of Mr. Aquino’s fiscal 2008 sales incentive compensation was based upon the achievement of target gross margin dollars recognized each quarter (the “gross margin targets”). The gross margin targets were intended to incentivize increasing sales activity at prices and on terms that generated high total gross margins, enabling Ciena to increase its operating margin and profitability. The orders targets and the gross margin targets are collectively referred to below as the “internal targets.”
          Consistent with Instruction 4 to Item 402(b), in determining whether the internal targets may be appropriately omitted, Ciena considered the standards that would apply were Ciena making a request for confidential treatment. Ciena notes that in that context, the Staff may accord confidential treatment to information that would be exempt from mandatory release under Exemption 4 of the Freedom of Information Act (FOIA). Exemption 4 exempts from mandatory release “trade secrets” and “commercial or financial information obtained from a person and privileged or confidential.” See 17 C.F.R. § 200.80(b)(4).
          Ciena believes that the internal targets constitute “commercial or financial information” within the meaning of Exemption 4. It is generally accepted that information is “commercial” for purposes of Exemption 4 if such information has “a . . . direct relationship with a business venture,” i.e., one where a profit is the primary aim. American Airlines, Inc. v. National Mediation Board, 453 F. Supp. 430, 435 (S.D.N.Y. 1978), rev’d on other grounds, 588 F.2d 863 (2d Cir. 1978). The internal targets are both incentives for individual compensation within Ciena’s business and internally targeted financial measures, and are clearly both commercial and financial information. In addition, Ciena believes that the internal targets fall squarely within the test for “confidentiality” employed by the courts for purposes of Exemption 4: “Commercial or financial information is ‘confidential’ for purposes of the FOIA exemption if disclosure of the information is likely to have either of

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
the following effects: (1) to impair the government’s ability to obtain necessary information in the future or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.” National Parks Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). For the reasons set forth below, disclosure of the internal targets would cause substantial harm to Ciena’s competitive position.
          Ciena also notes that courts have previously held that disclosure of information similar to the internal targets would cause substantial harm to a company’s competitive position. In National Parks & Conservation Ass’n v. Kleppe, 547 F.2d 673, 684 (D.C. Cir. 1976), the court found that certain data describing, inter alia, a company’s profit margins would render the company competitively vulnerable.
          For the reasons set forth below, Ciena believes that disclosure of the internal targets would cause Ciena substantial competitive harm:
          Disclosure relates to confidential, internal information. The internal targets are confidential information intended for internal use only. Ciena has never disclosed its targets (for historical or future periods) with regard to orders. Similarly, while Ciena discloses its actual, historical gross margin, it has not disclosed its internal gross margin target for any historical or future period. Ciena believes that its non-disclosure of these internal targets is consistent with the practice of its principal competitors. Ciena is not aware of any competitor who discloses its internal sales commission targets regarding orders or gross margin. As such, Ciena does not have access to similar internal targets (whether historical or prospective) of its competitors. Disclosure of Ciena’s internal targets alone would put it at a competitive disadvantage because its competitors would have information about Ciena that Ciena did not have about them.
          Disclosure of the internal targets could harm Ciena’s bargaining position with customers and suppliers. Competition for sales of communications networking equipment is dominated by a small number of very large, multi-national companies that have substantially greater financial, operational and marketing resources than Ciena. Disclosure of our internal targets would result in substantial competitive harm by influencing the strategic decisions, pricing and other competitive decisions of our competitors. These competitors could use the internal targets to offer more favorable pricing or other terms to existing Ciena customers and customer prospects. Moreover, knowledge of Ciena’s specific gross margin targets could be used by Ciena’s customers and its suppliers as leverage in negotiations, resulting in a negative impact to Ciena’s prices and costs. Disclosure of gross margin targets has the potential to result in price reductions, loss of customers and materially reduced margins, profitability and market share. Any impact on negotiations of this nature would be detrimental to Ciena’s profitability and competitive position.
          Disclosure of internal targets could be used by competitors to make misleading representations of Ciena’s financial position. Ciena routinely faces

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
aggressive competitive tactics, including tactics of much larger competitors that argue that our relative size makes us a less stable or riskier alternative as a critical network equipment provider. When competing against these larger competitors, Ciena must often establish for customers and prospects that it has the resources, scale and financial stability to support their network needs. Ciena is concerned that if it were required to disclose the internal targets, even related to historical periods, such disclosure would enable competitors to make misleading representations relating to Ciena’s financial performance and condition with customers.
     Disclosure of the internal targets could be used by competitors and market analysts to formulate expectations of future revenue and profitability. Because of the nature of Ciena’s sales, there can be a significant amount of time between when Ciena accepts an order and when Ciena eventually recognizes revenue from that order, if at all. Accordingly, total orders attained or targeted is in large part a forward-looking measure. Disclosing Ciena’s target level of total orders would place Ciena at a competitive disadvantage and could result in the asymmetric provision of ratios that Ciena considers confidential (e.g., total orders/revenue). If the target levels of total orders set by the Compensation Committee were to be made public, they could allow Ciena’s competitors to estimate Ciena’s future revenues, as well as extract Ciena’s target conversion rate of total orders into revenue. This insight could be used to Ciena’s detriment by giving an unfair advantage to competitors in the market place for its products and services by allowing them insight into Ciena’s business model and confidential internal targets. In addition, disclosure of Ciena’s specified target level of total orders, whether historical or prospective, would give competitors insight into Ciena’s future performance and strategy. Given that Ciena typically provides limited quarterly guidance that reflects its expected performance, the disclosure of aspirational goals such as the internal targets, whether historical or prospective, could be used by Ciena’s competitors and market analysts to disseminate misleading conclusions regarding its actual financial performance and future expectations of such performance. This would be harmful to Ciena and its stockholders.
     Disclosure of the internal targets would impair Ciena’s ability to retain and recruit senior management. Ciena believes that disclosure of the internal targets would enable its competitors to craft competing employment offers, particularly for Ciena sales personnel. Such disclosure could bolster competitors’ recruitment efforts of Ciena’s executives and employees more broadly, enabling these competitors to claim that Ciena’s failure to meet internal targets reflects inaccurate conclusions regarding its outlook, prospects or stability as a stand-alone company.
     Ciena also believes that disclosure of the internal targets would result in the following additional, significant negative consequences to Ciena:
     Disclosure of internal targets would result in de facto guidance and may result in misleading and inappropriate conclusions regarding performance and business outlook. While Ciena has often provided limited quarterly financial

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
guidance, including relating to revenue and gross margin, Ciena is concerned that, once disclosed, the internal targets would become, or be used to formulate, targets against which the market will measure performance, irrespective of any guidance or forward looking statements to the contrary provided by management. The Compensation Committee’s internal targets for Mr. Aquino were established in furtherance of Ciena’s compensation philosophy and take into consideration a number of factors, including the effectiveness of such incentive compensation as a means of motivation, retention and compensation. As such, the internal targets do not, nor are they intended to, reflect or fully encompass Ciena’s business outlook for any period.
     Disclosure of the internal targets may limit the Compensation Committee’s ability to incent superior performance through “stretch” targets. Ciena’s Compensation Committee uses the internal goals to challenge Mr. Aquino and these sales incentive goals are typically higher, requiring superior performance, than financial goals publicly disclosed by Ciena. As long as these goals remain internal, the Compensation Committee is able to establish challenging targets without the risks of competitive harm above, or that non-attainment would be used by competitors or analysts to portray performance inaccurately.
      In future filings, to the extent that the Compensation Committee uses specific sales incentive performance measures that involve confidential information, Ciena will disclose additional detail as to the difficulty that Mr. Aquino and Ciena may face in achieving the undisclosed performance target levels.
Form 10-Q for the Quarterly Period Ended April 30, 2009
(4) Goodwill Impairment, page 12
14.	We note that based on your interim goodwill impairment test, you concluded that the full carrying value of your goodwill was impaired. Tell us your consideration of other factors or valuation approaches that corroborated your assessment. Additionally, tell us how you evaluated these factors during your annual impairment test.
          As a result of a combination of factors during the second quarter of fiscal 2009, including macroeconomic conditions and company-specific factors such as a reduction-in-workforce, a revision in forecasted results and a sustained decline in Ciena’s common stock price and market capitalization below the book value of equity, Ciena conducted an interim impairment assessment of goodwill.
          The valuation approach in the Step 1 test at the interim date was consistent with the method used during the 2008 annual impairment test, as outlined in Ciena’s response to the Staff’s comment #7 above. This approach included the comparison of Ciena’s market capitalization plus a control premium to the carrying value of its single reporting unit. The Step 1 test at the interim date used a control premium of 25%, which was consistent with the control premium used for Ciena’s annual goodwill impairment test. Ciena was not aware of

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
significant changes in facts and circumstances or significant relevant capital market transaction activity since the year-end test that would provide objective evidence that a control premium greater than 25% would be appropriate as of the interim test date. Additionally, Ciena performed a sensitivity analysis and determined that a control premium of greater than 31% would have been required to pass the Step 1 test at the interim date.
          Since the carrying value of Ciena’s single reporting unit was greater than its fair value, Ciena performed Step 2 of the impairment analysis, calculating the implied fair value of goodwill and comparing it to the carrying amount. To determine the implied fair value of goodwill, Ciena calculated the difference between the value of the Company and its identifiable net assets, including intangible assets that were not recorded on its books.
          The most significant components of this valuation exercise consisted of working capital, long-term investments in debt securities, convertible notes payable and off-book intangible assets. The fair value of working capital was assumed to approximate net book value in substantially all cases, with limited exceptions such as finished goods inventories, which were valued based on estimated selling prices less the sum of (a) estimated costs of disposal and (b) a reasonable profit margin. Long-term investments in debt securities were already being recorded by Ciena at their respective fair values. Convertible notes payable were valued based on their market trading prices, which were significantly below their carrying value, as of the date of the impairment test. The primary unrecorded intangible asset (internally-developed CoreDirector technology) was valued using an income approach under a discounted cash flow model for projections related to this specific product line. Based on this overall analysis, it became evident that there was no implied fair value of goodwill, even before consideration of any fair value that would be allocated to recorded intangible assets and other unrecorded intangible assets. As such, Ciena recorded a full impairment charge in the second quarter of fiscal 2009 for the existing carrying amount of its goodwill.
****
          The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Company has sent to your attention for delivery on July 20, 2009 the supplemental information referred to in the Company’s response to the Staff’s comment #10 as having been provided to the Staff under separate cover. Pursuant to Rule 101(c)(2) of Regulation S-T and Rule 12b-4 of Regulation 12B, the Company has submitted this supplemental information and the correspondence relating thereto to the Staff in paper format only and has not filed these materials in an electronic format with the Staff, and the Company is requesting that the Staff return to the Company’s attention the information provided supplementally upon the conclusion of the Staff’s review of such information.

Securities and Exchange Commission
Ciena Corporation
July 17, 2009
          If you have any questions concerning this letter or if you would like any additional information please do not hesitate to call me at (410) 981-7495, Andrew Petrik, Ciena’s Controller at (410) 865-8081, or Erik J. Lichter, Ciena’s Assistant General Counsel at (410) 694-5758.
Very truly yours,

James E. Moylan, Jr.
Senior Vice President and Chief Financial Officer

cc:	Kyle Moffatt, Accountant Branch Chief
Dean Suehiro, Senior Staff Accountant
David M. Rothenstein, Sr. Vice President, General Counsel
Andrew C. Petrik, Vice President and Controller
Erik J. Lichter, Asst. General Counsel
Michael J. Silver, Hogan & Hartson, LLP
Cory J. Starr, PricewaterhouseCoopers LLP
Matthew R. Keffer, PricewaterhouseCoopers LLP